 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Beall, Robert S. (Last) (First) (Middle) 5300 Miramar Lane (Street) Colleyville, TX 76034 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol United States Lime & Minerals, Inc. USLM 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 10/17/2002 5. If Amendment, Date of Original (Month/Day/Year) N/A
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	07/30/2002		P		500	A	$4.25/share	591,339	D
Common Stock	07/31/2002		P		100	A	$4.00/share	591,439	D
Common Stock	07/31/2002		P		400	A	$4.25/share	591,839	D
Common Stock	08/06/2002		P		193	A	$4.10/share	592,032	D
Common Stock	08/08/2002		P		100	A	$3.80/share	592,132	D
Common Stock	08/08/2002		P		100	A	$4.25/share	592,232	D
Common Stock	08/09/2002		P		1,707	A	$4.25/share	593,939	D
Common Stock	08/30/2002		P		2,900	A	$3.85/share	596,839	D
Common Stock	09/04/2002		P		700	A	$3.85/share	597,539	D
Common Stock	09/10/2002		P		2,500	A	$3.85/share	600,039	D
Common Stock	09/10/2002		P		300	A	$3.85/share	600,339	D
Common Stock	09/10/2002		P		2,000	A	$3.85/share	602,339	D
Common Stock	09/10/2002		P		1,000	A	$3.85/share	603,339	D
Common Stock	09/11/2002		P		1,100	A	$3.85/share	604,439	D
Common Stock	09/12/2002		P		900	A	$3.85/share	605,339	D
Common Stock	09/13/2002		P		2,000	A	$3.85/share	607,339	D
Common Stock	09/16/2002		P		916	A	$3.85/share	608,255	D
Common Stock	09/17/2002		P		1,284	A	$3.85/share	609,539	D
Common Stock	09/27/2002		P		4,300	A	$3.85/share	613,839	D
Common Stock	10/01/2002		P		2,500	A	$3.85/share	616,339	D
Common Stock	10/03/2002		P		1,500	A	$3.85/share	617,839	D
Common Stock	10/10/2002		P		1,000	A	$3.85/share	618,839	D
Common Stock	10/11/2002		P		363	A	$3.85/share	619,202	D
Common Stock	10/12/2002		P		3,434	A	$3.85/share	622,636	D
Common Stock	10/17/2002		P		799	A	$3.85/share	623,435	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
N/A	$											$
Explanation of Responses:

By: /s/ Robert S. Beall 10/17/2002 ** Signature of Reporting Person Date SEC 1474 (8-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.